Exhibit 99.1

Matters Regarding UBIC’s “STEP 2014 Model” Straight-equity Issue Program and

Additional Issuance Options

TOKYO, August 28, 2014 (GLOBE NEWSWIRE) — With respect to the “STEP 2014 Model” Straight-equity Issue Program and Additional Issuance Options which is described in the press release titled “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants through Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)” released by us on August 28, 2014, we provide here a summary of the key business considerations supporting our adoption of the “STEP 2014 Model”program:

Key Business Considerations in Support of the “STEP 2014 Model” Straight-equity Issue Program

(1)                                 Reliable financing in a short period of time

We intend to ensure that we have the ability to raise funds through the issuance of up to 4,000,000 common shares in a short period of time (approximately 7 months) and to progressively use such funds primarily as capital for overseas and domestic business expansion (M&A and/or business alliances).

(2)                                 Simple design and ease of understanding

The STEP 2014 Model is an issuance of new shares through a straightforward “Third-party Allocation of Shares” which consists of multiple share issuances (up to 4 issuances at 1,000,000 shares per issuance).  New shares will be issued to the London Branch of Deutsche Bank through a third-party allocation of the shares at the issue price based on the market price of our common shares at the time of each allocation.

Key Business Considerations in Support of the Additional Issuance Options

(3)                                 Complementary roles of the STEP 2014 Model (similar to a greenshoe option)

The Additional Issuance Options are the only options which complement the issuance of the new shares under the STEP 2014 Model.  The exercise price is fixed at JPY 1,284 (the closing market price of our common shares on August 27, 2014).  The London Branch of Deutsche Bank will be the only holder of the share warrants option. If, especially when UBIC’s stock price and turnover increases during the term of the STEP 2014 Model Program (approximately 7 months), the London Branch of Deutsche Bank exercises such option up to 1,000,000 shares (JPY 1,284,000,000) may be issued. The exercise of the share warrants option by the London Branch of Deutsche Bank will always be subject to the approval of UBIC.

(4)                                 Option for avoidance dilution

If the additional 1,000,000 shares (JPY 1,284,000,000) are issued by way of exercising the Additional Issuance Options during the early stages of the term of the STEP 2014 Model Program, depending upon our need for funds and the amount of funds actually raised, for example, we may cancel the second and subsequent voluntary allocations and complete the financing under the STEP 2014 Model in its early stages. Accordingly, we can control the amount of dilution our shareholders might face.

The above explains some of the key business considerations in support of this Straight-equity Issue Program “STEP 2014 Model” and Additional Issuance Options, respectively. The combination of this “STEP 2014 Model” Straight-equity Issue Program and Additional Issuance Options permits us to use a flexible capitalization strategy, which will allow us to respond to different circumstances such as a change of stock price and/or trend of turnover.

This press release is intended as a summary of the key business considerations supporting our adoption of the “STEP 2014 Model” program. For further information, please see our press release titled “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants through Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)” separately released by us today and available on our news page at http://www.ubicna.com.

This document has been translated from the original Japanese-language document for reference purposes only. If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants. The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available. Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Representative:

CEO and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi

Sasha Hefler

UBIC North America, Inc.

Tel: (650) 868-2623

sasha_hefler@ubicna.com